FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 26, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc ("HSBC")

Proposed acquisition of Household International, Inc ("Household")

Filing of Final Proxy Statement/Prospectus

In connection with the proposed acquisition of Household, HSBC has today filed with the Securities and Exchange Commission in Washington DC ("the SEC") a final prospectus of HSBC relating to the issuance of ordinary shares and American depositary shares representing ordinary shares in the acquisition, which final prospectus is also a final proxy statement of Household in connection with the special meeting of Household.

Copies of this final proxy statement/prospectus will be available on the SEC website at www.sec.gov/edgar.shtml under HSBC's company filings. The final proxy statement/prospectus includes Summary Listing Particulars of HSBC which have been authorised for issue today by the UK Listing Authority ("the UKLA"). HSBC has also today published a Circular ("the Circular") relating to the acquisition of Household and Listing Particulars.

Copies of the final proxy statement/prospectus, the Circular and the Listing Particulars have been submitted to the UKLA and will shortly be available for inspection at the UKLA Document Viewing Facility, the address of which is given at the end of this announcement. These documents will also be available on www.hsbc.com. They include comments on Current Trading and Prospects as follows:

* The benefits derived from the breadth and capital generating strength of the HSBC Group's core domestic franchises continue to support resilient operating performance, including into the current year to date.

* In retail markets, continuing weak demand for equity products has been more than offset by strong growth in personal lending and mortgage banking as consumers in some markets respond to sustained low interest rates. Deposit flows remain strong and sales of insurance protection products and capital protected investment products continue to grow.

* Lending to the corporate sector remains subdued and as a consequence of successive interest rate reductions over the past 24 months, treasury income is declining as maturing investments are redeployed in lower yielding assets.

* Mitigating the impact of lower interest rates on the deployment of the HSBC Group's liquid resources, the continuing low interest rate environment is favourable in maintaining bad debt charges within recent experience.

* The HSBC Group remains cautious about the economic outlook for the remainder of the current year, with political factors and external events weighing heavily on economic forecasting. This having been said, the HSBC Group remains strong in capital and earning power and is well positioned to seek growth opportunities globally with few geographic or product constraints.

The Circular is expected to be posted to shareholders of HSBC as soon as practicable and contains a Notice of an Extraordinary General Meeting to be held at 11:00am on 28 March 2003 at Cabot Hall, Cabot Place West, Canary Wharf, London E14 5AB at which an ordinary resolution will be proposed for the approval of the acquisition of Household. A copy of the form of proxy for use at the Meeting has also been submitted to the UKLA and will shortly be available for inspection at the UKLA Document Viewing Facility.

On 3 March 2003 HSBC will announce its results and publish its Report and Accounts for the year ended 31 December 2002.

The UKLA document Viewing Facility is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 00 44 (0) 20 7676 1000

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                  By:

                                                                                                          Name: P A Stafford

                                                                                                          Title: Assistant Group Secretary

                                                                                                          Date: February 26, 2003